Mail Stop 6010


							June 30, 2006

Mr. Moosa E. Moosa
Chief Financial Officer
Presstek, Inc.
55 Executive Drive
Hudson, NH   03051-4903


Re:	Presstek, Inc.
      Form 10-K for the year ended December 31, 2005
      Filed March 16, 2006
      File No. 0-17541

Dear. Mr. Moosa:

	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


						Sincerely,


						Martin F. James
						Senior Assistant Chief Accountant